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                                                                       EXHIBIT 1


               JACADA ANNOUNCES PRELIMINARY THIRD QUARTER REVENUES

ATLANTA - October 3, 2001 - Jacada Ltd. (Nasdaq: JCDA), the leading provider of legacy extension and integration solutions, today announced preliminary revenues for the third quarter ended September 30, 2001. Jacada anticipates total revenue for the third quarter to be in a range of approximately $5.0 million to $5.3 million, compared to $6.8 million in the same period last year. Based on estimated revenues and acquisition-related charges from its previously announced acquisition of Propelis Software, Jacada expects to report a net loss, which is greater than current consensus analysts' expectations of $(0.05) per share.

         Cash and investments as of September 30, 2001 are expected to be in excess of $40 million, after investing $6.0 million in the acquisition and funding operations during the third quarter. Actual operating results are expected to be released on October 31, 2001.

         Jacada CEO, Gideon Hollander, attributed the expected shortfall in total revenue primarily to the tragic events of September 11 and the resulting difficult business conditions. "Jacada secured significant business in the third quarter and was expecting to exceed expectations," said Hollander. "Unfortunately, several key transactions did not close by the end of the quarter as expected. The events of last month directly impacted a number of key deals that we believe would have otherwise closed. To our knowledge, we did not lose any of these deals to competitors, and except for the transportation sector, they remain in the pipeline, which is the largest pipeline in our history. We remain confident in the value proposition of our legacy extension and integration solutions. Nonetheless, given the current economic environment, we are closely reviewing our near- and long-term plans."

         Jacada will host a teleconference at 9:00 a.m. EDT on October 3, 2001 in conjunction with this release. A live Webcast of the teleconference will be available at www.jacada.com, where it will be archived for 30 days. A telephonic replay, available from 11:00 a.m. EDT on October 3rd, until 5:00 p.m. EDT on October 5th, may be accessed by calling 800-873-2087 in the U.S. or 402-220-5061 from outside the U.S. Please access the web site at least fifteen minutes prior to the start of the call to register and install any necessary audio software.


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         The statements in this announcement are based on preliminary results and could vary when Jacada reports actual results on October 31, 2001.

         ABOUT JACADA LTD. - Jacada Ltd. is a leading provider of interface and workflow solutions that accelerate the delivery and maintenance of enterprise applications. Jacada products address the need for extending, web-enabling and integrating legacy systems, automating enterprise workflow, and delivering a universal user interface for new and existing applications. Jacada solutions are in use today at major corporations and government organizations such as AIG, Caterpillar, Citibank, Conseco, Delta Air Lines, Enterprise Rent-A-Car, The Federal Reserve Bank, Fireman's Fund, JP Morgan, Porsche Cars North America, Prudential Insurance Company of America, US Department of Interior and Verizon. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

This press release may contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events, which by their nature involve substantial risks and uncertainties beyond the Company's control. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause actual results to differ materially from those contained in any forward-looking statements. For a more complete discussion of risk factors, please see the Company's filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 filed on October 14, 1999 and its Annual Report on Form 20-F for the year ended December 31, 2000.

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Jacada Contacts:                    Ann Conrad
                                    Jacada Ltd.
                                    (770) 352-1300
                                    aconrad@jacada.com
                                    or
                                    Investor Relations:
                                    Philip Bourdillon
                                    Silverman Heller Associates
                                    (310) 208-2550
                                    bourdillon@sha-ir.com